INVEST IN **BLAAMAZON**

BlaamFam-built for black creators & business owners! Buy, sell, and just be you!


BLAAM FAM
:::AN APP FOR US:::

LEAD INVESTOR



Nerley Jules

I can not begin to tell you how proud I am to be investing in this company. Blaamazon is truly here to represent for the people in the community we serve and I want to be apart of this. The Blaam Fam project will be life changing for creators who look like us! Because blaamazon believes in us as people, I believe in them! Let's shake up the tech industry! We are some of the biggest driving forces behind social media trends, it's time we own the platforms. Looking forward to growing with blaam fam!

Invested $1,000 this round

blaamazon.com   Lawrenceville GA

Minority Founder | B2C | Marketplace | Retail

Highlights

1. $100k revenue generated for BoBs in 2021
2. 5.5 Trillion dollar market
3. Positioned to disrupt the social media space — value $159.68B in 2021 to $223.11B in 2022
4. Founder is an AT&T Future Maker Award Winner
5. Featured on the Master P Review Show
6. 6000+ Users on Blaam Fam Beta

Our Founder


HUSTLE
HARD

Naikie Reeves Founder / CEO

We took a business we started with $12 bucks and turned into a brand worth $1.4 Million dollars!

We wanted to meet people where they were on their devices. Offering a social media product made sense.

Pitch

Blaamazon is a marketplace started in 2020 specifically for black business owners. We wanted to create a space where we can build, prosper, and create wealth for future generations. More than just a marketplace, we are a socially conscious brand looking to bring economic and social change for people of color.

Our founder Naikie has been in business and providing design and development services for 10+ years. With an eye for under served markets, he created this platform to make black and minority owned brands more visible.

Our mission is simple . . .

Blaamazon is dedicated to the advancement of African Americans by way of economic stability. With this is mind, we've built a user friendly marketplace for sellers and buyers within the black community to connect and make purchases safely. We aren't just stopping there. We have major plans for people who look like us to receive scholarships, business funding, and much more!

Here with us . . . your success, is our success. So let's build with and for each other!


EP 148 Master P Reviews Unboxing BLAAMAZON
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BLAAMAZON
A BLACK OWNED MARKETPLACE
MASTER P
REVIEWS
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